Exhibit 99.1

BioMarin/Genzyme LLC

Report of Independent Auditors

To the Steering Committee of BioMarin/Genzyme LLC:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statement of operations, of cash flows and of changes of venturers' capital present fairly, in all material respects, the financial position of BioMarin/Genzyme LLC and its subsidiaries (the "Joint Venture") at December 31, 2010 and December 31, 2009, and the results of their operations and their cash flows for the years ended December 31, 2010 and December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Joint Venture’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts
February 24, 2011

BioMarin/Genzyme LLC

Consolidated Balance Sheets

(Amounts in thousands)

	December 31,
	2011	2010
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$2,531	$3,702

Total assets	$2,531	$3,702

LIABILITIES AND VENTURERS’ CAPITAL
Current liabilities:
Due to BioMarin Companies	$138	$147
Due to Genzyme Corporation	1,261	1,338
Accrued expenses	7	47

Total liabilities	1,406	1,532

Commitments and contingencies (Note D)	—	—
Venturers’ capital:
Venturers’ capital—BioMarin Companies	563	1,085
Venturers’ capital—Genzyme Corporation	562	1,085

Total Venturers’ capital	1,125	2,170

Total liabilities and Venturers’ capital	$2,531	$3,702

The accompanying notes are an integral part of these consolidated financial statements.

BioMarin/Genzyme LLC

Consolidated Statements of Operations

(Amounts in thousands)

	For the Years Ended December 31,
	2011	2010	2009
	(unaudited)
Revenues:
Net product sales	$—	$—	$—

Operating costs and expenses:
Cost of products sold	—	—	—
Selling, general and administrative	—	78	—
Research and development	4,855	5,937	5,079

Total operating costs and expenses	4,855	6,015	5,079

Income (loss) from operations	(4,855)	(6,015)	(5,079)
Interest income	5	7	7

Net income (loss)	$(4,850)	$(6,008)	$(5,072)

Net income (loss) attributable to each Venturer:
BioMarin Companies	$(2,425)	$(3,004)	$(2,536)

Genzyme Corporation	$(2,425)	$(3,004)	$(2,536)

The accompanying notes are an integral part of these consolidated financial statements.

BioMarin/Genzyme LLC

Consolidated Statements of Cash Flows

(Amounts in thousands)

	For the Years Ended December 31,
	2011	2010	2009
	(unaudited)
Cash Flows from Operating Activities:
Net income (loss)	$(4,850)	$(6,008)	$(5,072)
Reconciliation of net income (loss) to net cash provided by (used in) operating activities:
Amortization expense	—	—	—
Charge for impaired assets	—	—	—
Increase (decrease) in cash from working capital changes:
Accounts receivable	—	—	—
Inventories	—	—	—
Prepaid expenses and other current assets	—	—	—
Due from (to) BioMarin Companies	(9)	24	(134)
Due from (to) Genzyme Corporation	(77)	286	63
Accrued expenses	(40)	47	—
Deferred revenue	—	—	—

Cash flows used in operating activities	(4,976)	(5,651)	(5,143)
Cash Flows from Investing Activities:
Change in restricted cash	—	—	—

Cash flows provided by (used in) investing activities	—	—	—

Cash Flows from Financing Activities:
Capital distribution to BioMarin Companies	—	—	—
Capital distribution to Genzyme Corporation	—	—	—
Capital contribution from BioMarin Companies	1,903	3,633	2,120
Capital contribution from Genzyme Corporation	1,902	3,632	2,120

Cash flows provided by financing activities	3,805	7,265	4,240

Increase (decrease) in cash and cash equivalents	(1,171)	1,614	(903)
Cash and cash equivalents at beginning of period	3,702	2,088	2,991

Cash and cash equivalents at end of period	$2,531	$3,702	$2,088

The accompanying notes are an integral part of these consolidated financial statements.

BioMarin/Genzyme LLC

Consolidated Statements of Changes in Venturers’ Capital

(Amounts in thousands)

	Venturers’ Capital		Total Venturers’ Capital
	BioMarin Companies	Genzyme Corporation
Balance at December 31, 2008	$873	$873	$1,746
2009 capital contributions	2,120	2,120	4,240
2009 net loss	(2,536)	(2,536)	(5,072)

Balance at December 31, 2009	$457	$457	$914

2010 capital contributions	3,632	3,632	7,264
2010 net loss	(3,004)	(3,004)	(6,008)

Balance at December 31, 2010	$1,085	$1,085	$2,170

2011 capital contributions	1,903	1,902	3,805
2011 net loss	(2,425)	(2,425)	(4,850)

Balance at December 31, 2011 (unaudited)	$563	$562	$1,125

The accompanying notes are an integral part of these consolidated financial statements.

BioMarin/Genzyme LLC

Notes to Consolidated Financial Statements

A.	Nature of Business and Organization

BioMarin/Genzyme LLC, or the Joint Venture, is a limited liability company organized under the laws of the State of Delaware. The Joint Venture is owned:

•

50% by BioMarin Pharmaceutical Inc., which is referred to as BioMarin, and BioMarin Genetics, Inc., a wholly-owned subsidiary of BioMarin. BioMarin and its subsidiary are referred to as the BioMarin Companies; and

•	50% by Genzyme Corporation, which is referred to as Genzyme.

The BioMarin Companies and Genzyme are collectively referred to as the Venturers and individually as a Venturer. The Joint Venture was organized in September 1998 to develop and commercialize Aldurazyme®, a recombinant form of the human enzyme alpha-L-iduronidase, used to treat a lysosomal storage disorder known as mucopolysaccharidosis I, or MPS I. The Joint Venture commenced operations as of September 4, 1998.

The Joint Venture, BioMarin Companies and Genzyme entered into a Collaboration Agreement dated as of September 4, 1998. Under the terms of the Collaboration Agreement, Genzyme and the BioMarin Companies granted to the Joint Venture a world-wide, exclusive, irrevocable, royalty-free right and license or sublicense to develop, manufacture and market Aldurazyme for the treatment of MPS I and other alpha-L-iduronidase deficiencies. All program-related costs are equally funded by BioMarin, on behalf of the BioMarin Companies, and Genzyme. BioMarin and Genzyme are required to make monthly capital contributions to the Joint Venture to fund budgeted operating costs, as necessary. If either BioMarin or Genzyme fails to make two or more of the monthly capital contributions, and the other party does not exercise its right to terminate the Collaboration Agreement or compel performance of the funding obligation, the defaulting party’s (or, in the case of default by BioMarin, the BioMarin Companies’) percentage interest in the Joint Venture and future funding responsibility will be adjusted proportionately. In 2011, both Venturers contributed $1.9 million (unaudited) and in 2010, both Venturers contributed $3.6 million and in 2009, both Venturers contributed $2.1 million to the Joint Venture.

The Steering Committee of the Joint Venture serves as the governing body of the Joint Venture and is responsible for determining the overall strategy for the program, coordinating activities of the Venturers as well as performing other such functions as appropriate. The Steering Committee is comprised of an equal number of representatives of each Venturer.

On April 30, 2003, the United States Food and Drug Administration, commonly referred to as the FDA, granted marketing approval for Aldurazyme as an enzyme replacement therapy for patients with the Hurler and Hurler-Scheie forms of MPS I, and Scheie patients with moderate to severe symptoms. Aldurazyme has been granted orphan drug status in the United States, which generally provides seven years of market exclusivity. On June 11, 2003, the European Commission granted marketing approval for Aldurazyme to treat the non-neurological manifestations of MPS I in patients with a confirmed diagnosis of the disease. Aldurazyme has been granted orphan drug status in the European Union, which generally provides ten years of market exclusivity. In October 2006, Japan’s Health, Labor and Welfare Ministry granted marketing approval for Aldurazyme, the first specific treatment approved in Japan for patients with MPS I. Aldurazyme has been granted orphan drug status in Japan, which generally provides ten years of market exclusivity. To date, Aldurazyme has received marketing approval in over fifty countries. Aldurazyme is sold directly to physicians, hospitals, treatment centers, pharmacies and government agencies through a specialized sales force, as well as through distributors or wholesalers.

On January 1, 2008, the BioMarin Companies and Genzyme restructured the Joint Venture. Instead of sharing all costs and profits equally, Genzyme will record sales of Aldurazyme and will pay BioMarin a tiered

BioMarin/Genzyme LLC

Notes to Consolidated Financial Statements (Continued)

A.	Nature of Business and Organization (Continued)

payment ranging from approximately 39.5% to 50% of worldwide net product sales, which will also be recorded by BioMarin as product revenue. Certain research and development activities related to Aldurazyme and intellectual property will continue to be managed by the Joint Venture on an equal basis.

B.	Summary of Significant Accounting Policies

Basis of Presentation

The Joint Venture is considered a partnership for federal and state income tax purposes. As such, items of income, loss, deductions and credits flow through to the Venturers. The Venturers have responsibility for the payment of any income taxes on their proportionate share of the taxable income of the Joint Venture.

The consolidated financial statements for the years ended December 31, 2010 and December 31, 2009 have been audited.

Accounting Method

The consolidated financial statements have been prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America.

Fiscal Year End

The Venturers have determined that the fiscal year end of the Joint Venture is December 31.

Use of Estimates

Under accounting principles generally accepted in the United States of America, the Joint Venture is required to make certain estimates and assumptions that affect reported amounts of assets, liabilities, revenues, expenses, and disclosure of contingent assets and liabilities in its consolidated financial statements. The Joint Venture’s actual results could differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents, consisting principally of money market funds with initial maturities of three months or less, are valued at cost plus accrued interest, which the Joint Venture believes approximates their fair market value. Money market funds are typically classified as Level 1 investments as these products do not require a significant degree of judgment. All of the Joint Venture’s cash is held on deposit at one financial institution.

Comprehensive Income

The Joint Venture reports comprehensive income in accordance with Financial Accounting Standards Board Accounting Standards Codification, or ASC, 220, “Comprehensive Income.” Comprehensive income for the years ended December 31, 2011, 2010 and 2009 does not differ from the reported net income.

BioMarin/Genzyme LLC

Notes to Consolidated Financial Statements (Continued)

B.	Summary of Significant Accounting Policies (Continued)

Transactions with Affiliates

The majority of the Joint Venture’s operating expenses consist of project expenses incurred by the Venturers, either for internal operating costs or for third-party obligations incurred by the Venturers on behalf of the Joint Venture which are then charged to the Joint Venture. All charges to the Joint Venture are subject to approval by the Steering Committee. The determination of the amount of internal operating costs incurred by each Venturer on behalf of the Joint Venture requires significant judgment by each Venturer. As a result, the consolidated financial statements for the Joint Venture may not be indicative of the results that would have occurred had the Joint Venture obtained all of its manufacturing, commercialization and research and development services from third-party entities. The Joint Venture owed Genzyme Corporation $1.3 million (unaudited) at December 31, 2011 and $1.3 million at December 31, 2010 for project expenses incurred on behalf of the Joint Venture. The Joint Venture owed BioMarin Companies $0.1 million (unaudited) at December 31, 2011 and $0.1 million at December 31, 2010 for project expenses incurred on behalf of the Joint Venture.

Translation of Foreign Currencies

In 2011, 2010 and 2009 all expenses incurred on behalf of the Joint Venture were in U.S. dollars and no foreign currency transaction gains or losses were incurred.

Research and Development

Research and development costs are expensed in the period incurred. These costs are primarily comprised of development efforts performed by the Venturers or payments to third parties made by the Venturers, both on behalf of the Joint Venture, during the respective periods.

Income Taxes

The Joint Venture is organized as a pass-through entity and accordingly, the consolidated financial statements do not include a provision for income taxes. Taxes, if any, are the liability of the BioMarin Companies and Genzyme, as Venturers.

C.	Venturers’ Capital

Venturers’ capital is comprised of capital contributions made by the Venturers to fund expenses of the Joint Venture in accordance with the Collaboration Agreement, and income (losses) allocated to the Venturers, net of cash distributions to the Venturers. All funding is shared equally by the two Venturers. As of December 31, 2011, the BioMarin Companies and Genzyme have each provided a total of $76.7 million (unaudited) of funding to the Joint Venture, net of $39.9 million (unaudited) of cash distributed by the Joint Venture to each Venturer. In 2009, 2010 and 2011, each Venturer contributed $2.1 million, $3.6 million and $1.9 million (unaudited) respectively, to cover the operating expenses.

D.	Commitments and Contingencies

Legal Proceedings

Under the Joint Venture’s operation agreement, the Joint Venture indemnifies its affiliates for acts performed under the agreement on behalf of the Joint Venture, including amounts paid by affiliates in connection with legal proceedings related to the Joint Venture or its operations.

BioMarin/Genzyme LLC

Notes to Consolidated Financial Statements (Continued)

D.	Commitments and Contingencies (Continued)

There have been several lawsuits filed in Brazil alleging that an affiliate of a member of the Joint Venture is contractually obligated to provide drugs at no cost to several patients. The affiliate is vigorously defending against these actions. Management of the Joint Venture is not able to predict the outcome of these cases or estimate with certainty the amount or range of any possible loss the Joint Venture might incur if the affiliate does not prevail in the final, non-appealable determination of any or all of these matters and the Joint Venture has to indemnify the affiliate for amounts paid related to settlement of any of these lawsuits.

The Joint Venture periodically becomes subject to legal proceedings and claims arising in connection with its business. The Joint Venture is not able to predict the outcome of any legal proceedings, to which it may become subject in the normal course of business, or estimate the amount or range of any reasonably possible loss the Joint Venture might incur if it does not prevail in the final, non-appealable determinations of such matters. Therefore, the Joint Venture has no current accruals for these potential contingencies. The Joint Venture cannot provide you with assurance that legal proceedings will not have a material adverse impact on its financial condition or results of operations.